                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3
                                (Amendment No. 3)

                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                         FIRST COMMONWEALTH CORPORATION
                              (Name of the Issuer)

                         FIRST COMMONWEALTH CORPORATION
                            UNITED TRUST GROUP, INC.
                                JESSE T. CORRELL
                     (Name of the Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    319828208
                                 (CUSIP Number)

                              Randall L. Attkisson
                      President and Chief Operating Officer
                         First Commonwealth Corporation
                             5250 South Sixth Street
                                  P.O. Box 5147
                           Springfield, Illinois 62705
                                 (217) 241-6300
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                              Kevin J. Hable, Esq.
                           Wyatt, Tarrant & Combs, LLP
                                 2800 PNC Plaza
                            500 West Jefferson Street
                         Louisville, Kentucky 40202-2898
                                 (502) 589-5235

This statement is filed in connection with (check the appropriate box):

a.   [X] The  filing  of  solicitation  materials  or an  information  statement subject to Regulation 14A (ss.ss.240.14a-1  through 240.14b-2),  Regulation
     14C    (ss.ss.240.14c-1    through    240.14c-101)    or   Rule    13e-3(c)
     (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.   [_] The filing of a  registration  statement  under the  Securities  Act of
     1933.

c.   [_] A tender offer.

d.   [_] None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

       Transaction valuation*                          Amount of filing fee**

            $2,480,000                                         $496

*The  "transaction  valuation"  amount referred to above is the product of 9,920 outstanding shares of common stock and $250, the cash price per share to be paid in the merger.

**In  accordance  with Rule 0-11 under the  Securities  Exchange Act of 1934, as amended,  the filing fee is determined by multiplying the transaction  valuation by 1/50th of 1%.

[X]  Check  the  box  if  any  part  of  the  fee is  offset  as  provided  byss.
240.0-11(a)(2)  and  identify  the  filing  with  which the  offsetting  fee was previously paid. Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  $496
               Form or Registration No.:  14A
               Filing Party:  First Commonwealth Corporation
               Date Filed:  October 3, 2001

                                  INTRODUCTION

     This  amended   Rule  13e-3   Transaction   Statement  on  Schedule   13E-3
("Statement")  is being filed  jointly by United Trust Group,  Inc., an Illinois corporation ("United Trust Group"), First Commonwealth  Corporation,  a Virginia
corporation  ("FCC"),  and Jesse T. Correll,  an individual  and the  beneficial owner of a majority of the outstanding shares of stock of United Trust Group, in connection with the merger of FCC with and into United Trust Group,  with United
Trust  Group as the  surviving  entity,  pursuant  to an  Agreement  and Plan of
Reorganization,  dated as of June 5, 2001, by and between United Trust Group and
FCC (the "Merger Agreement").  FCC's board of directors unanimously approved the
Merger Agreement and recommended that it be submitted to FCC's  shareholders for adoption.  FCC's  shareholders will be asked to vote upon and approve the Merger
Agreement at a special meeting of the shareholders of FCC to be held.

     This Statement is intended to satisfy the reporting requirements of Section
13(e) of the Securities Exchange Act of 1934, as amended.  Concurrently with the filing of this Statement,  FCC is filing an amended  preliminary proxy statement relating to the  solicitation  of proxies for the  special  meeting  (the "Proxy
Statement").  The Proxy Statement is incorporated herein by reference. Except as otherwise set forth below,  the  information  set forth in the Proxy  Statement, including all appendices  thereto,  is hereby expressly  incorporated  herein by reference in response to the items of this Statement,  and the Responses to each item in this  Statement  are  qualified  in their  entirety  by the  information contained in the Proxy Statement and the appendices  thereto.  Capitalized terms used but not defined  herein shall have the  meanings  ascribed to such terms in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Proxy Statement under the caption "SUMMARY
TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)  The  information  set forth on the cover page of the Proxy Statement and in the Proxy Statement under the caption  "SUMMARY TERM SHEET - The Companies"
     is incorporated herein by reference.

(b)  The  information  set forth in the Proxy  Statement  under the caption "THE
     SPECIAL MEETING - Record Date" and on the cover page of the Proxy Statement is incorporated herein by reference.

(c)-(d)The information set forth in the Proxy Statement under the caption "PRICE
     RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

(e)  The information set forth in the Proxy Statement under the caption "SPECIAL
     FACTORS - Public Offerings" is incorporated herein by reference.

(f)  The  information set forth in the Proxy Statement under the caption "COMMON
     STOCK PURCHASE INFORMATION" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(c)The  information  set forth in the  Proxy  Statement  under the  captions
     "SUMMARY TERM SHEET - The Companies", "CURRENT MANAGEMENT OF FCC AND UNITED
     TRUST  GROUP",  "SPECIAL  FACTORS -  Interests  of  Certain  Persons in the
     Merger;  -  Consequences  of  the  Merger;  -  Principal  Purposes  of  the
     Merger/Plans for Surviving Company after the Merger", "PRINCIPAL HOLDERS OF
     SECURITIES",   "SECURITY   OWNERSHIP  OF  MANAGEMENT"  and  "RELATED  PARTY
     TRANSACTIONS" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY TERM SHEET", "THE SPECIAL MEETING - Record Date; - Vote Required",
     "SPECIAL  FACTORS",  "THE MERGER  AGREEMENT"  and  "MATERIAL  UNITED STATES
     FEDERAL INCOME TAX  CONSEQUENCES"  is incorporated  herein by reference and
     Appendix A to the Proxy Statement is also incorporated herein by reference.

(b)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY TERM SHEET",  "SPECIAL  FACTORS - Interests of Certain  Persons in
     the Merger",  "THE MERGER AGREEMENT - Merger  Consideration"  and "SECURITY
     OWNERSHIP OF MANAGEMENT" is incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

(c)  The  information  set  forth  in the  Proxy  Statement  under  the  caption
     "ADDITIONAL  INFORMATION - No Dissenters' Appraisal Rights" is incorporated herein by reference.

(d)  The  information  set forth in the Proxy Statement under the caption "WHERE
     YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

(e)  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

(a)  The information set forth in the Proxy Statement under the caption "RELATED
     PARTY TRANSACTIONS" is incorporated herein by reference.

(b)-(c)The  information  set forth in the  Proxy  Statement  under the  captions
     "SPECIAL   FACTORS  -  Background   of  the  Merger"  and  "RELATED   PARTY
     TRANSACTIONS" is incorporated herein by reference.

(e)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY  TERM SHEET - Interests of Certain  Persons in the  Merger",  "THE
     MERGER AGREEMENT",  "PRINCIPAL HOLDERS OF SECURITIES",  "SECURITY OWNERSHIP
     OF MANAGEMENT" and "RELATED PARTY  TRANSACTIONS" is incorporated  herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY TERM SHEET - Principal Purposes of the Merger", "SPECIAL FACTORS -
     Consequences of the Merger;  - Principal  Purposes of the  Merger/Plans for
     Surviving   Company  After  the  Merger"  and  "THE  MERGER  AGREEMENT"  is
     incorporated herein by reference.

(c)(1)-(8) The  information  set forth in the Proxy Statement under the captions
     "SUMMARY TERM SHEET - Principal Purposes of the Merger", "SPECIAL FACTORS -
     Interests of Certain Persons in the Merger; - Consequences of the Merger; -
     Principal  Purposes of the  Merger/Plans  for  Surviving  Company After the
     Merger"  and  "RELATED  PARTY   TRANSACTIONS"  is  incorporated  herein  by
     reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d)The  information  set forth in the  Proxy  Statement  under the  captions
     "SUMMARY  TERM SHEET - Questions and Answers;  - Principal  Purposes of the
     Merger;  - Interests of Certain Persons in the Merger",  "SPECIAL FACTORS -
     Background of the Merger;  -  Recommendation  of FCC Board of Directors and
     FCC's  Reasons for the Merger;  - Benefits and  Detriments of the Merger to
     FCC and FCC's Unaffiliated Shareholders;  - Interests of Certain Persons in
     the  Merger;  -  Consequences  of the Merger;  - Principal  Purposes of the
     Merger/Plans  for  Surviving  Company After the Merger,"  "MATERIAL  UNITED
     STATES  FEDERAL  INCOME TAX  CONSEQUENCES"  and "THE MERGER  AGREEMENT"  is
     incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(e)The  information  set forth in the  Proxy  Statement  under the  captions
     "SUMMARY TERM SHEET - Opinion of Financial Advisor"; "THE SPECIAL MEETING",
     "SPECIAL FACTORS - Background of the Merger; - Recommendation  of FCC Board
     of Directors and FCC's Reasons for the Merger;  - Opinion of Morgan Keegan,
     Financial  Advisor  to FCC;  -  Position  of United  Trust  Group and Jesse
     Correll as to Fairness of the Merger; - Interests of Certain Persons in the
     Merger",  "THE MERGER  AGREEMENT",  "COMMON STOCK MARKET PRICE AND DIVIDEND
     INFORMATION" and "SECURITY  OWNERSHIP OF MANAGEMENT" is incorporated herein by reference and Appendix B and Appendix C to the Proxy  Statement are also incorporated herein by reference.

(f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c)The  information  set forth in the  Proxy  Statement  under the  captions
     "SUMMARY TERM SHEET - Opinion of Financial  Advisor" and "SPECIAL FACTORS -
     Background of the Merger;  -  Recommendation  of FCC Board of Directors and
     FCC's Reasons for the Merger; - Opinion of Morgan Keegan, Financial Advisor
     to FCC; - Position of United  Trust Group and Jesse  Correll as to Fairness
     of the  Merger" is  incorporated  herein by  reference  and  Appendix B and
     Appendix  C  to  the  Proxy  Statement  are  also  incorporated  herein  by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)The  information  set forth in the  Proxy  Statement  under the  captions
     "SPECIAL FACTORS - Financing;  Source of Funds" and "THE MERGER  AGREEMENT"
     is incorporated herein by reference.

(c)  The  information  set forth in the Proxy  Statement under the captions "THE
     SPECIAL MEETING - Solicitation of Proxies" and "SPECIAL  FACTORS - Fees and
     Expenses" is incorporated herein by reference.

(d)  The information set forth in the Proxy Statement under the caption "SPECIAL
     FACTORS - Financing; Source of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY TERM SHEET - Interests of Certain Persons in the Merger", "SPECIAL
     FACTORS - Interests of Certain Persons in the Merger",  "PRINCIPAL  HOLDERS
     OF SECURITIES," "SECURITY OWNERSHIP OF MANAGEMENT",  "COMMON STOCK PURCHASE
     INFORMATION"  and  "CURRENT  MANAGEMENT  OF FCC AND UNITED  TRUST GROUP" is
     incorporated herein by reference.

(b)  Not applicable.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY TERM SHEET - The Special Meeting", "THE SPECIAL MEETING", "SPECIAL
     FACTORS -  Position  of United  Trust  Group  and Jesse  Correll  as to the
     Fairness of the Merger" and "THE MERGER  AGREEMENT" is incorporated  herein by reference.

(e)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SUMMARY  TERM SHEET -  Recommendation  of FCC Board of Directors and FCC's
     Reasons for the  Merger",  "THE SPECIAL  MEETING"  and  "SPECIAL  FACTORS -
     Background of the Merger;  -  Recommendation  of FCC Board of Directors and
     FCC's  Reasons for the Merger;  - Position of United  Trust Group and Jesse
     Correll as to Fairness of the Merger" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)  The  information  set  forth in the  Proxy  Statement  under  the  captions
     "SELECTED   HISTORICAL   CONSOLIDATED   FINANCIAL   DATA"  and   "DOCUMENTS
     INCORPORATED BY REFERENCE" is incorporated herein by reference.

(b)  The  information  set forth in the Proxy  Statement  under the caption "PRO
     FORMA FINANCIAL INFORMATION" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)The  information  set forth in the Proxy Statement under the caption "THE
     SPECIAL  MEETING -  Solicitation  of  Proxies"  is  incorporated  herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(b)  Not applicable.

ITEM 16.  EXHIBITS

(a) Amendment No. 3 to Preliminary Proxy Statement,  including all appendices thereto  (incorporated  herein  by  reference  to  Amendment  No.  3 to the
     Preliminary   Proxy  Statement  on  Schedule  14A  of  First   Commonwealth
     Corporation, filed on March 26, 2002 (Commission No. 0-05392)).

(b)(1) Loan  Commitment  Letter,  dated  September 14, 2001, from First National
     Bank of the Cumberlands to United Trust Group, Inc.*

(b)(2) Universal Note and Security  Agreement,  dated November 15, 2001, between
     United Trust Group, Inc. and First National Bank of the Cumberlands.*

(b)(3) Line of Credit Agreement,  dated November 15, 2001,  between United Trust
     Group, Inc. and First National Bank of the Cumberlands.*

(c)(1) Fairness Opinion of Morgan Keegan & Company,  Inc. dated June 5, 2001
     (incorporated  herein by  reference  to  Appendix B to the Proxy  Statement referenced as Exhibit (a) to this Statement).

(c)(2)  Presentation  to the Board of Directors of FCC prepared and presented by
     Morgan Keegan &  Company,  Inc. in connection with its fairness opinion dated June 5, 2001.*

(c)(3) Form of Letter  from  Morgan  Keegan  &  Company,  Inc.  Reconfirming
     Fairness  Opinion  (incorporated  herein by  reference to Appendix C to the
     Proxy Statement referenced as Exhibit (a) to this Statement).

(d)(1) Agreement  and Plan of  Reorganization,  dated as of June 5, 2001, by and between  United  Trust Group and FCC  (incorporated  herein by reference to
     Appendix  A to the  Proxy  Statement  referenced  as  Exhibit  (a) to  this
     Statement).

(d)(2) Common Stock Purchase Agreement,  dated February 13, 2001, among FSBI and
     James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee,
     Matthew C. Hartman Trust - James E. Melville,  Trustee,  Zachary T. Hartman
     Trust - James E. Melville,  Trustee,  Elizabeth A. Hartman Trust - James E.
     Melville,  Trustee,  and  Margaret M.  Hartman  Trust - James E.  Melville,
     Trustee  (incorporated by reference to Exhibit K to Amendment No. 10 to the
     Schedule 13D filed by First Southern Bancorp,  Inc. and the other Reporting
     Persons identified therein, dated February 13, 2001, relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission
     No. 0-16867)).

(d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No. 11 to the
     Schedule 13D filed by First Southern Bancorp,  Inc. and the other Reporting
     Persons identified  therein,  dated April 11, 2001,  relating to the Common
     Stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission
     No. 0-16867)).

(d)(4) Consent to Assignment and Novation,  dated April 5, 2001,  among James E.
     Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee, Matthew
     C. Hartman Trust - James E. Melville,  Trustee,  Zachary T. Hartman Trust -
     James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville,
     Trustee,  and  Margaret  M.  Hartman  Trust - James  E.  Melville,  Trustee
     (incorporated by reference to Exhibit N to Amendment No. 11 to the Schedule
     13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified  therein,  dated April 11, 2001, relating to the Common Stock of
     United Trust Group,  Inc.  (formerly  United Trust,  Inc.)  (Commission No.
     0-16867)).

(d)(5)  Agreement,  dated  September  4, 2001,  among  Jesse T.  Correll,  First
     Southern  Bancorp,  Inc.,  First  Southern  Funding,  LLC,  First  Southern
     Holdings,   LLC,  First  Southern   Capital  Corp.,   LLC,  First  Southern
     Investments,   LLC,  Ward  F.  Correll,   WCorrell,   Limited  Partnership,
     Cumberland Lake Shell,  Inc. and Dyscim,  LLC (incorporated by reference to
     Exhibit B to Amendment  No. 6 to the  Schedule 13D filed by First  Southern
     Bancorp,  Inc. and the other Reporting Persons  identified  therein,  dated
     September  3,  2001,  relating  to the Common  Stock of First  Commonwealth
     Corporation (Commission No. 0-05392)).

(f)  Not applicable.

(g)  None.

*Previously filed

                                    SIGNATURE

     After due inquiry and to the best of our knowledge  and belief,  we certify that the information set forth in this statement is true, complete and correct.

                                            FIRST COMMONWEALTH CORPORATION

                                            By:  /s/ Theodore C. Miller
                                                   Secretary

                                            UNITED TRUST GROUP, INC.

                                            By:  /s/ Theodore C. Miller  ____
                                                   Secretary

                                            /s/  Jesse T. Correll
                                            JESSE T. CORRELL

Dated:  March 26, 2002

                                  EXHIBIT INDEX

(a)  Amendment No. 3 to Preliminary  Proxy  Statement,  including all appendices thereto  (incorporated  herein  by  reference  to the  Amendment  No.  3 to
     Preliminary   Proxy  Statement  on  Schedule  14A  of  First   Commonwealth
     Corporation, filed on March 26, 2002 (Commission No. 0-05392)).

(b)(1) Loan  Commitment  Letter,  dated  September 14, 2001, from First National
     Bank of the Cumberlands to United Trust Group, Inc.*

(b)(2) Universal Note and Security  Agreement,  dated November 15, 2001, between
     United Trust Group, Inc. and First National Bank of the Cumberlands.*

(b)(3) Line of Credit Agreement,  dated November 15, 2001,  between United Trust
     Group, Inc. and First National Bank of the Cumberlands.*

(c)(1) Fairness  Opinion of Morgan  Keegan &  Company,  Inc.  dated June 5, 2001
     (incorporated  herein by  reference  to  Appendix B to the Proxy  Statement referenced as Exhibit (a) to this Statement).

(c)(2)  Presentation  to the Board of Directors of FCC prepared and presented by
     Morgan Keegan & Company, Inc. in connection with its fairness opinion dated
     June 5, 2001.*

(c)(3) Form of Letter from Morgan Keegan & Company,  Inc.  Reconfirming Fairness
     Opinion  (incorporated  herein  by  reference  to  Appendix  C to the Proxy
     Statement referenced as Exhibit (a) to this Statement).

(d)(1) Agreement  and Plan of  Reorganization,  dated as of June 5, 2001, by and between  United  Trust Group and FCC  (incorporated  herein by reference to
     Appendix  A to the  Proxy  Statement  referenced  as  Exhibit  (a) to  this
     Statement).

(d)(2) Common Stock Purchase Agreement,  dated February 13, 2001, among FSBI and
     James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee,
     Matthew C. Hartman Trust - James E. Melville,  Trustee,  Zachary T. Hartman
     Trust - James E. Melville,  Trustee,  Elizabeth A. Hartman Trust - James E.
     Melville,  Trustee,  and  Margaret M.  Hartman  Trust - James E.  Melville,
     Trustee  (incorporated by reference to Exhibit K to Amendment No. 10 to the
     Schedule 13D filed by First Southern Bancorp,  Inc. and the other Reporting
     Persons identified therein, dated February 13, 2001, relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission
     No. 0-16867)).

(d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No. 11 to the
     Schedule 13D filed by First Southern Bancorp,  Inc. and the other Reporting
     Persons identified  therein,  dated April 11, 2001,  relating to the Common
     Stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission
     No. 0-16867)).

(d)(4) Consent to Assignment and Novation,  dated April 5, 2001,  among James E.
     Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee, Matthew
     C. Hartman Trust - James E. Melville,  Trustee,  Zachary T. Hartman Trust -
     James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville,
     Trustee,  and  Margaret  M.  Hartman  Trust - James  E.  Melville,  Trustee
     (incorporated by reference to Exhibit N to Amendment No. 11 to the Schedule
     13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified  therein,  dated April 11, 2001, relating to the Common Stock of
     United Trust Group,  Inc.  (formerly  United Trust,  Inc.)  (Commission No.
     0-16867)).

(d)(5)  Agreement,  dated  September  4, 2001,  among  Jesse T.  Correll,  First
     Southern  Bancorp,  Inc.,  First  Southern  Funding,  LLC,  First  Southern
     Holdings,   LLC,  First  Southern   Capital  Corp.,   LLC,  First  Southern
     Investments,   LLC,  Ward  F.  Correll,   WCorrell,   Limited  Partnership,
     Cumberland Lake Shell,  Inc. and Dyscim,  LLC (incorporated by reference to
     Exhibit B to Amendment  No. 6 to the  Schedule 13D filed by First  Southern
     Bancorp,  Inc. and the other Reporting Persons  identified  therein,  dated
     September  3,  2001,  relating  to the Common  Stock of First  Commonwealth
     Corporation (Commission No. 0-05392)).

(f)  Not applicable.

(g)  None.

*Previously filed

#15102733 v1 - 3rd Amendment to FCC Schedule 13e-3